UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2017

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2017

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2017	September 30, 2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$640,784	$649,611
Short-term interest-bearing investments	325,154	329,997
Accounts receivable, net	919,937	865,068
Prepaid expenses and other current assets	207,288	203,810

Total current assets	2,093,163	2,048,486
Property and equipment, net	364,937	355,685
Goodwill	2,265,467	2,221,209
Intangible assets, net	221,418	177,326
Other noncurrent assets	456,884	476,674

Total assets	$5,401,869	$5,279,380

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$144,119	$126,414
Accrued expenses and other current liabilities	689,864	668,087
Accrued personnel costs	280,277	265,354
Deferred revenue	107,436	113,091

Total current liabilities	1,221,696	1,172,946
Deferred income taxes and taxes payable	211,068	219,417
Other noncurrent liabilities	341,213	312,947

Total liabilities	1,773,977	1,705,310

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 274,657 and 273,773 issued and 143,423 and 144,391 outstanding, respectively	4,419	4,410
Additional paid-in capital	3,503,850	3,458,887
Treasury stock, at cost 131,234 and 129,382 ordinary shares, respectively	(4,485,022)	(4,365,124)
Accumulated other comprehensive income	24,098	18,790
Retained earnings	4,542,424	4,457,107

Total Amdocs Limited shareholders’ equity	3,589,769	3,574,070

Noncontrolling interests	38,123	—
Total equity	3,627,892	3,574,070

Total liabilities and equity	$5,401,869	$5,279,380

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2017	2016
Revenue	$977,711	$954,727
Operating expenses:
Cost of revenue	643,197	620,834
Research and development	68,177	59,990
Selling, general and administrative	118,668	124,079
Amortization of purchased intangible assets and other	25,526	28,231

	855,568	833,134

Operating income	122,143	121,593
Interest and other income (expense), net	121	(2,763)

Income before income taxes	122,264	118,830
Income taxes	5,391	21,037

Net income	$116,873	$97,793

Basic earnings per share	$0.81	$0.67

Diluted earnings per share	$0.80	$0.66

Cash dividends declared per ordinary share	$0.220	$0.195

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2017	2016
Net income	$116,873	$97,793
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	6,233	(11,286)
Net change in fair value of available-for-sale securities(2)	(925)	(1,319)

Other comprehensive income (loss), net of tax	5,308	(12,605)

Comprehensive income	$122,181	$85,188

(1)	Net of tax benefit of $357 and $4,504 for the three months ended December 31, 2017 and 2016, respectively.
(2)	Net of tax benefit of $10 and $4 for the three months ended December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2017	2016
Cash Flow from Operating Activities:
Net income	$116,873	$97,793
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	49,237	57,552
Equity-based compensation expense	13,505	14,261
Deferred income taxes	(9,245)	7,355
Excess tax benefit from equity-based compensation	—	(912)
Gain from short-term interest-bearing investments	(142)	(194)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(68,797)	(42,555)
Prepaid expenses and other current assets	2,067	(1,969)
Other noncurrent assets	(4,804)	(22,774)
Accounts payable, accrued expenses and accrued personnel	70,632	68,226
Deferred revenue	(2,944)	(6,913)
Income taxes payable, net	598	(1,386)
Other noncurrent liabilities	(2,379)	(456)

Net cash provided by operating activities	164,601	168,028

Cash Flow from Investing Activities:
Purchase of property and equipment	(51,779)	(41,736)
Proceeds from sale of short-term interest-bearing investments	56,698	67,140
Purchase of short-term interest-bearing investments	(52,648)	(67,714)
Net cash paid for acquisitions	(53,948)	—
Other	707	3,733

Net cash used in investing activities	(100,970)	(38,577)

Cash Flow from Financing Activities:
Payments under financing arrangements	—	(200,000)
Repurchase of shares	(119,898)	(80,219)
Proceeds from employee stock option exercises	31,053	23,705
Payments of dividends	(31,736)	(28,693)
Investment by noncontrolling interests	48,123	—
Excess tax benefit from equity-based compensation	—	912

Net cash used in financing activities	(72,458)	(284,295)

Net decrease in cash and cash equivalents	(8,827)	(154,844)
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$640,784	$613,816

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$12,162	$12,538
Interest	63	404

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers, in developed countries and emerging markets. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading communications, cable and satellite service providers throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2017, set forth in the Company’s Annual Report on Form 20-F filed on December 11, 2017 with the U.S. Securities and Exchange Commission, or the SEC.

Update of Summary of Accounting Policies and Contractual Obligations

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. During the three months ended December 31, 2017 the new entity had negligible earnings or losses and, therefore, all of the Company’s net income is attributable to Amdocs Limited.

The Company is obligated to construct the campus and to distribute in the future the new entity’s earnings under certain conditions.

The total net investment the Company expects to make in connection with purchasing of the land and construction of the new campus is estimated to be approximately $350,000 over a period of four to five years, of which approximately $100,000 is expected to be incurred in fiscal year 2018.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In December 2017, SEC issued Staff Accounting Bulletin No. 118 due to the new tax legislation in the United States (The Tax Cuts and Jobs Act or “The Act”) which allows the Company to record provisional amounts during a measurement period. The Act, which was enacted in December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries and creates new taxes on certain foreign sourced earnings. As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. The Company will continue to make and refine its calculations as additional analysis is completed and as it gains a more thorough understanding of the tax law. See also Note 9.

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for the Company with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU, which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for the Company on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. The Company currently expects adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will result in reclassification of certain cash payments of contingent considerations included in acquisition agreements from investing activities to financing activities and will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In May 2014, the FASB issued ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and recently completed an initial assessment to identify the potential areas of impact that this new revenue recognition standard will have on its consolidated financial statement. As part of the initial assessment, the Company reviewed a representative sample of its contracts across its various customers and geographies to identify potential differences that could result from applying the requirements of the new standard. Entities have the option of adopting the new revenue standard using either a full retrospective or a modified approach with the cumulative effect of applying the standard recognized at the date of initial application. The Company currently anticipates adopting the new revenue standard using the modified retrospective transition approach, which will result in a cumulative effect adjustment to retained earnings as of October 1, 2018. However, a final decision regarding the adoption method is dependent on several factors, including the completion of the Company’s analysis of the effect the adoption of the new revenue standard will have on its results of operations, financial position and related disclosures.

3. Adoption of New Accounting Standards

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. The Company prospectively adopted this ASU effective October 1, 2017 and as a result did not adjust the prior period amounts that are presented in its consolidated statements of cash flows.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. The Company prospectively adopted this ASU effective October 1, 2017. There was no material impact on the Company’s consolidated financial statements.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and September 30, 2017:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$94,742	$—	94,742
U.S. government treasuries	87,704	—	—	87,704
U.S. agency securities	—	57,708	—	57,708
Money market funds	53,664	—	—	53,664
Asset backed obligations	—	47,146	—	47,146
Commercial paper and certificates of deposit	—	34,831	—	34,831
Supranational and sovereign debt	—	8,448	—	8,448

Total available-for-sale securities	141,368	242,875	—	384,243

Derivative financial instruments, net	—	32,818	—	32,818

Other liabilities	—	—	(47,406)	(47,406)

Total	$141,368	$275,693	$(47,406)	$369,655

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$98,385	$—	$98,385
U.S. government treasuries	84,363	—	—	84,363
U.S. agency securities	—	60,646	—	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	—	47,074	—	47,074
Commercial paper and certificates of deposit	—	33,448	—	33,448
Supranational and sovereign debt	—	8,777	—	8,777

Total available-for-sale securities	136,867	248,330	—	385,197

Derivative financial instruments, net	—	27,352	—	27,352

Other liabilities	—	—	(21,972)	(21,972)

Total	$136,867	$275,682	$(21,972)	$390,577

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31, 2017. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of December 31, 2017 and September 30, 2017. $6,746 of the increase in Level 3 liabilities during the three months ended December 31, 2017 was recorded in the consolidated statements of income and the rest of the increase was recorded against goodwill.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$95,117	$64	$439	$94,742
U.S. government treasuries	88,079	—	375	87,704
U.S. agency securities	58,047	—	339	57,708
Money market funds	53,664	—	—	53,664
Asset backed obligations	47,311	—	165	47,146
Commercial paper and certificates of deposit	34,831	—	—	34,831
Supranational and sovereign debt	8,530	—	82	8,448

Total(1)	$385,579	$64	$1,400	$384,243

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2017, $325,154 of securities were classified as short-term interest-bearing investments and $59,089 of securities were classified as cash and cash equivalents.

	As of September 30, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$98,367	$176	$158	$98,385
U.S. government treasuries	84,558	—	195	84,363
U.S. agency securities	60,794	—	148	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	47,108	—	34	47,074
Commercial paper and certificates of deposit	33,448	—	—	33,448
Supranational and sovereign debt	8,819	—	42	8,777

Total(2)	$385,598	$176	$577	$385,197

(2)	As of September 30, 2017, $329,997 of securities were classified as short-term interest-bearing investments and $55,200 of securities were classified as cash and cash equivalents.

As of December 31, 2017, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the three months ended December 31, 2017 and 2016. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of December 31, 2017, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$176,339
1 to 2 years	106,861
2 to 3 years	76,857
3 to 4 years	17,886
Thereafter	6,300

$384,243

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $33,906 as of December 31, 2017. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2017. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2017 for forward contracts, and based on spot rates as of December 31, 2017 for options.

Notional Value*
Foreign exchange contracts	$1,265,927

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of December 31, 2017 and September 30, 2017, is as follows:

	As of
	December 31, 2017	September 30, 2017
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$30,490	$30,141
Other noncurrent assets	3,352	1,091
Accrued expenses and other current liabilities	—	(2,317)
Other noncurrent liabilities	(170)	(1,035)

	33,672	27,880

Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,279	2,840
Accrued expenses and other current liabilities	(5,133)	(3,368)

	(854)	(528)

Net fair value	$32,818	$27,352

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of December 31, 2017 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Other Comprehensive
	Income (loss) (Effective Portion)
	Three months ended December 31,
	2017	2016
Line item in consolidated statements of income:
Revenue	$(1,129)	$(56)
Cost of revenue	8,350	968
Research and development	1,761	163
Selling, general and administrative	1,641	155

Total	$10,623	$1,230

The activity related to the changes in net unrealized gains on cash flow hedges recorded in accumulated other comprehensive income, net of tax, is as follows:

	Three months ended December 31,
	2017	2016
Net unrealized gains on cash flow hedges, net of tax, beginning of period	$24,508	$12,514
Changes in fair value of cash flow hedges, net of tax	15,701	(10,318)
Reclassification of net gains into earnings, net of tax	(9,468)	(968)

Net unrealized gains on cash flow hedges, net of tax, end of period	$30,741	$1,228

Net gains (loss) from cash flow hedges recognized in other comprehensive income (loss) were $16,499 and $(14,560), or $15,701 and $(10,318) net of taxes, during the three months ended December 31, 2017 and 2016, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of December 31, 2017, a net gain of $27,664 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2017 and 2016, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses)
	Recognized in Income
	Three months ended December 31,
	2017	2016
Line item in consolidated statements of income:
Cost of revenue	$1,800	$(2,670)
Research and development	377	(356)
Selling, general and administrative	317	(661)
Interest and other income (expense), net	(2,204)	8,051
Income taxes	(491)	649

Total	$(201)	$5,013

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	December 31, 2017	September 30, 2017
Accounts receivable — billed	$706,518	$664,099
Accounts receivable — unbilled	238,304	229,695
Less-allowances	(24,885)	(28,726)

Accounts receivable, net	$919,937	$865,068

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2017	September 30, 2017
Project-related provisions	$218,785	$227,049
Taxes payable	36,921	34,143
Dividends payable	31,558	31,736
Derivative instruments	5,133	5,685
Other	397,467	369,474

Accrued expenses and other current liabilities	$689,864	$668,087

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2017	2016
Current	$19,400	$13,682
Deferred	(14,009)	7,355

Income taxes	$5,391	$21,037

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2017	2016
Statutory Guernsey tax rate	0%	0%
Foreign taxes	4.4	17.7

Effective income tax rate	4.4%	17.7%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

During the three months ended December 31, 2017, as a result of funding decisions for the construction of the Company’s new campus in Israel (see Note 1) the Company recorded a tax benefit of $23,099 related to the release of withholding and income tax reserves for pre-2018 unremitted earnings.

Foreign taxes in the three months ended December 31, 2017 also included a benefit of $6,130 relating to release of gross unrecognized tax benefits due to conclusions of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

In addition, foreign taxes in the three months ended December 31, 2017 included a net benefit of $2,950 relating of changes in tax law in United States. The benefit is attributable to re-evaluation of the Company’s deferred tax assets and liabilities due to the expected lower blended effective U.S. federal tax rate when the assets and liabilities are expected to be utilized, partially offset by the deemed repatriation of foreign income.

In addition, as an indirect consequence to the changes in tax law in the United States the Company no longer makes a permanently reinvest assertion relating to one of its subsidiaries, therefore, a tax liability of $4,059 was recorded related to the tax implications of remitting earnings that were previously asserted as permanently reinvested.

Foreign taxes in the three months ended December 31, 2017 also included a tax expense of $8,931 resulting from the increase of valuation allowances on deferred tax assets at one of the Company’s subsidiaries, which may not be realized based on the Company’s projections of future taxable income.

Foreign taxes in the three months ended December 31, 2016 included $5,307 of deferred income tax expense as a result of enacted changes in tax laws or rates. Foreign taxes in the three months ended December 31, 2016 also included a benefit of $7,986 due to conclusions of tax audits in certain jurisdictions, which resulted in a reduction to the Company’s provision for gross unrecognized tax benefits.

As of December 31, 2017, deferred tax assets of $111,231, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $198,489 as of December 31, 2017, all of which would affect the effective tax rate if realized.

As of December 31, 2017, the Company had accrued $26,070 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2017	2016
Numerator:
Net income	$116,873	$97,793
Less-net income and dividends attributable to participating restricted shares	(900)	(818)

Numerator for basic earnings per common share	$115,973	$96,975

Add-undistributed income allocated to participating restricted shares	656	578
Less-undistributed income reallocated to participating restricted shares	(650)	(572)

Numerator for diluted earnings per common share	$115,979	$96,981

Denominator:
Weighted average number of shares outstanding - basic	143,915	146,817
Less- weighted average number of participating restricted shares	(1,108)	(1,228)

Weighted average number of common shares - basic	142,807	145,589

Effect of dilutive stock options granted	1,431	1,565

Weighted average number of common shares - diluted	144,238	147,154

Basic earnings per common share	$0.81	$0.67

Diluted earnings per common share	$0.80	$0.66

For the three months ended December 31, 2017 and 2016, 478 and 1,695 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The Company’s Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2017, the Company repurchased approximately 1,852 ordinary shares at an average price of $64.72 per share (excluding broker and transaction fees). As of December 31, 2017, the Company had remaining authority to repurchase up to $136,390 of its outstanding ordinary shares under the February, 2016 plan. On November 8, 2017, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. As of December 31, 2017, the November 2017 plan has not yet been utilized by the Company. The plans permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of December 31, 2017, the Company had remaining authority to repurchase up to $936,390 of its outstanding ordinary shares under the plans.

12. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. As of December 31, 2017, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2017, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $50,476. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

During the three months ended December 31, 2017, the Company granted 217 restricted shares and options to purchase 737 ordinary shares. The weighted average fair values associated with these grants were $62.57 per restricted share and $7.56 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2017 and 2016 was as follows:

	Three Months Ended
	December 31, 2017	December 31, 2016
Cost of revenue	$4,698	$4,998
Research and development	824	899
Selling, general and administrative	7,983	8,364

Total	$13,505	$14,261

As of December 31, 2017, there was $52,971 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

14. Dividends

The Company’s Board of Directors declared the following dividends during the three months ended December 31, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 8, 2017	$0.220	December 29, 2017	$31,558	January 19, 2018
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

The amounts payable as a result of the November 8, 2017 and November 8, 2016 declarations were included in accrued expenses and other current liabilities as of December 31, 2017 and 2016, respectively.

On January 30, 2018, the Company’s Board of Directors approved the next quarterly dividend payment and set March 30, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 20, 2018. On January 26, 2018, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.22 per share to $0.25 per share. As a result, the April 20, 2018 cash dividend will be paid at the increased rate of $0.25 per share.

15. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is currently defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received from the plaintiff in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of such suit.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over a contract, under which the Company was providing certain services, and which has been terminated by the counterparty in connection with such dispute and which is under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

16. Subsequent Event

As previously announced, on January 30, 2018, the Company entered into a definitive agreement to acquire Vubiquity for approximately $224,000 in cash, subject to customary closing conditions. The transaction is expected to be completed by the end of the second quarter of fiscal 2018. Vubiquity is a leading provider of premium content services and technology solutions. The combination of Vubiquity’s expertise across the content ecosystem and the Company’s proven, scalable solutions will enable customers to quickly improve entertainment offerings and maximize revenues while gaining increased customer insights from content consumption.

Item 2.	Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2017, filed on December 11, 2017 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), the service-driven network and other network solutions, entertainment offerings and digital solutions to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions (CES) because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by our clients continued transformation into digital service providers to provide wireless access services, content and apps on any device through digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

Our Amdocs CES portfolio and new cloud-native offerings of open pre-integrated software products is designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In the fourth quarter of fiscal 2017, we released Amdocs CES 10.2, a cloud portfolio release which empowers business and product marketers to define new services and rapidly launch new customer offers, intelligently engage with customers and resolve their care inquiries virtually or shift seamlessly from virtual agents to human live channels, and manage hybrid networks. In the third quarter of fiscal 2017, Amdocs released Amdocs Optima 4.2, delivering multi-tenancy, end-user self-care and care portals and shopping cart and identity management infrastructures.

We also offer entertainment and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers.

We also offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support. Our services include managed services (which we refer to as intelligent operations), testing, digital business operations, revenue guard, personalized digital interactive billing services, network service assurance and advisory services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the three months ended December 31, 2017, customers in North America accounted for 65.8% of our revenue, while customers in Europe and the rest of the world accounted for 13.7% and 20.5%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $518.7 million and $494.2 million in the three months ended December 31, 2017 and 2016, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2017 and 2016, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Three months ended December 31,
	2017	2016
Revenue	100.0%	100.0%
Operating expenses:
Cost of revenue	65.8	65.0
Research and development	7.0	6.3
Selling, general and administrative	12.1	13.0
Amortization of purchased intangible assets and other	2.6	3.0

	87.5	87.3

Operating income	12.5	12.7
Interest and other income (expense), net	0.0	(0.3)

Income before income taxes	12.5	12.4
Income taxes	0.5	2.2

Net income	12.0%	10.2%

Three Months Ended December 31, 2017 and 2016

The following is a tabular presentation of our results of operations for the three months ended December 31, 2017 compared to the three months ended December 31, 2016. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2017	2016	Amount	%
	(in thousands)
Revenue	$977,711	$954,727	22,984	2.4%
Operating expenses:
Cost of revenue	643,197	620,834	22,363	3.6
Research and development	68,177	59,990	8,187	13.6
Selling, general and administrative	118,668	124,079	(5,411)	(4.4)
Amortization of purchased intangible assets and other	25,526	28,231	(2,705)	(9.6)

	855,568	833,134	22,434	2.7

Operating income	122,143	121,593	550	0.5
Interest and other income (expense), net	121	(2,763)	2,884	(104.4)

Income before income taxes	122,264	118,830	3,434	2.9
Income taxes	5,391	21,037	(15,646)	(74.4)

Net income	116,873	$97,793	19,080	19.5%

Revenue. Revenue increased by $23.0 million, or 2.4%, to $977.7 million in the three months ended December 31, 2017, from $954.7 million in the three months ended December 31, 2016. The increase in revenue was attributable to increased activity in North America and Europe partially offset by lower revenue from the rest of the world. Approximately half of the increase in revenue was attributable to positive foreign exchange fluctuations.

Revenue attributable to the sale of customer experience solutions increased by $28.0 million, or 3.0%, to $965.9 million in the three months ended December 31, 2017, from $937.9 million in the three months ended December 31, 2016. The increase in revenue was attributable to increased activity in North America and Europe partially offset by lower revenue from the rest of the world. Revenue resulting from the sale of customer experience solutions represented 98.8% and 98.2% of our total revenue in the three months ended December 31, 2017 and 2016, respectively.

Revenue attributable to the sale of directory systems decreased by $5.0 million, or 29.8%, to $11.8 million in the three months ended December 31, 2017, from $16.8 million in the three months ended December 31, 2016. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2018. Revenue from the sale of directory systems represented 1.2% and 1.8% of our total revenue in the three months ended December 31, 2017 and 2016, respectively.

In the three months ended December 31, 2017, revenue from customers in North America, Europe and the rest of the world accounted for 65.8%, 13.7% and 20.5%, respectively, of total revenue, compared to 65.8%, 12.4% and 21.8%, respectively, in the three months ended December 31, 2016. The percentage of revenue from customers in North America remained flat as revenue from customers in North America increased during the three months ended December 31, 2017 at a lower rate than total revenue. This was mainly due to the lower activity with AT&T which was offset by higher revenue from other key customers in North America. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities as well as to positive foreign exchange fluctuations. The decrease in revenue from customers in the rest of the world as a percentage of total revenue was mainly attributable to lower revenue related to fluctuating level of activity from transformation and implementation projects.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $22.4 million, or 3.6%, to $643.2 million in the three months ended December 31, 2017, from $620.8 million in the three months ended December 31, 2016. As a percentage of revenue, cost of revenue increased to 65.8% in the three months ended December 31, 2017, from 65.0% in the three months ended December 31, 2016. The decrease in the gross margin in the three months ended December 31, 2017 was primarily attributable to a loss resulting from changes in fair value of certain acquisition-related liabilities recognized in the three months ended December 31, 2017.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $8.2 million, or 13.6%, to $68.2 million in the three months ended December 31, 2017, from $60.0 million in the three months ended December 31, 2016. Research and development expense increased as a percentage of revenue from 6.3% in the three months ended December 31, 2016, to 7.0% in the three months ended December 31, 2017 as we continue to expand our digital offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $5.4 million, or 4.4%, to $118.7 million in the three months ended December 31, 2017, from $124.1 million in the three months ended December 31, 2016. The decrease in selling, general and administrative expense was primarily attributable to lower general and administrative expense incurred during the three months ended December 31, 2017. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2017, decreased by $2.7 million to $25.5 million from $28.2 million in the three months ended December 31, 2016. The decrease in amortization of purchased intangible assets and other was primarily attributable to a decrease in amortization of intangible assets due to timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $0.6 million, or 0.5%, in the three months ended December 31, 2017, to $122.1 million, or 12.5% of revenue, from $121.6 million, or 12.7% of revenue, in the three months ended December 31, 2016. Positive foreign exchange impacts on our revenue were partially offset by the negative foreign exchange impacts on our operating expense, resulting in a minor negative impact on our operating income.

Interest and Other income (Expense), Net. Interest and other income (expense), net, changed from a net loss of $2.8 million in the three months ended December 31, 2016 to a net gain of $0.1 million in the three months ended December 31, 2017. The increase in interest and other income (expense), net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended December 31, 2017 were $5.4 million on pre-tax income of $122.3 million, resulting in an effective tax rate of 4.4%, compared to 17.7% in the three months ended December 31, 2016. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income increase by $19.1 million, or 19.5%, to $116.9 million in the three months ended December 31, 2017, from $97.8 million in the three months ended December 31, 2016. The increase in net income was primarily attributable to the decrease in income taxes coupled with the changes in interest and other income (expense), net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.14 from the three months ended December 31, 2016 to the three months ended December 31, 2017. The increase in diluted earnings per share was attributable to the increase in net income, and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $965.9 million as of December 31, 2017, compared to $979.6 million as of September 30, 2017. The decrease was mainly attributable to $119.9 million repurchase of our ordinary shares, $53.9 million acquisition payment, $51.8 million for capital expenditures and $31.7 million of cash dividend payment, partially offset by $164.6 million in positive cash flow from operations, $31.1 million of proceeds from stock option exercises and $48.1 million of proceeds from noncontrolling interests. Net cash provided by operating activities amounted to $164.6 million and $168.0 million in the three months ended December 31, 2017 and 2016, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. In fiscal year 2018, we plan to return to shareholders approximately 100% of our free cash flow before the capital expenditures associated with the multiyear development of our new campus in Israel, through our ongoing share repurchase and dividend program. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, corporate bonds, U.S. government treasuries, U.S. agency securities, money market funds and asset backed obligations. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three months ended December 31, 2017 and 2016, we did not recognize any credit losses. Please see Notes 4 and 5 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations . In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. As of December 31, 2017, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2017, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $50.4 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017, filed on December 12, 2017 with the SEC. Since September 30, 2017, there have been no material changes in our aggregate contractual obligations other than as set forth in Note 1 to our consolidated financial statements.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $51.8 million in the three months ended December 31, 2017 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future. Regarding our expected investment in our new Campus in Israel. Please see Note 1 to our consolidated financial statements.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. In the three months ended December 31, 2017, we repurchased approximately 1.85 million ordinary shares at an average price of $64.72 per share (excluding broker and transaction fees). As of December 31, 2017, we had remaining authority to repurchase up to $136.4 million of our outstanding ordinary shares under the February 2016 plan. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. As of December 31, 2017, the November 2017 plan has not yet been utilized. The plans permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. As of December 31, 2017, we had remaining authority to repurchase up to $936.4 of our outstanding ordinary shares under the plans.

Cash Dividends. Our Board of Directors declared the following dividends during the three months ended December 31, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 8, 2017	$0.220	December 29, 2017	$31.6	January 19, 2018
November 8, 2016	$0.195	December 30, 2016	$28.6	January 14, 2017

On January 30, 2018, our Board of Directors approved the next quarterly dividend payment and set March 30, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 20, 2018. On January 26, 2018, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.22 per share to $0.25 per share. As a result, the April 20, 2018 cash dividend will be paid at the increased rate of $0.25 per share.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the three months ended December 31, 2017 and 2016, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1.	Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2017 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/17-10/31/17	336,221	$65.43	336,221	$234,261,338
11/01/17-11/30/17	748,489	$63.87	748,489	$986,452,363
12/01/17-12/31/17	767,411	$65.24	767,411	$936,389,892

Total	1,852,121	$64.72	1,852,121	$936,389,892

(1)	Excludes broker and transaction fees.
(2)	In February 2016, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2.	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2017:

(1)	Form 6-K dated November 9, 2017

(2)	Form 6-K dated December 6, 2017

(3)	Form 6-K dated December 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 12, 2018